Exhibit 99.(d)(20)

CALAMOS INVESTMENT TRUST

September 26, 2023

Calamos Advisors LLC
2020 Calamos Court
Naperville, Illinois 60563

Ladies and Gentlemen:

Re:	Management Agreement

Pursuant to paragraph 1(b) of the Amended and Restated Management Agreement (the “Agreement”) between Calamos Investment Trust and Calamos Advisors LLC dated June 29, 2022, we hereby notify you that the board of trustees of Calamos Investment Trust has established an additional sub-trust, designated Calamos Merger Arbitrage Fund (the “New Fund”) and have appointed you as Manager to act as manager and investment adviser to the New Fund on the terms and conditions set forth in the Agreement, except that the advisory fee applicable to the New Fund shall be calculated as follows:

The base fee rate shall be at the annual rate of 1.00% of the first $500 million of the average daily net assets; 0.95% of the next $500 million of the average daily net assets; and 0.90% in excess of $1 billion of the average daily net assets.

Please sign below to evidence the acceptance of your appointment as Manager for the New Fund designated Calamos Merger Arbitrage Fund, as set forth above and in the Agreement.

Very truly yours,

CALAMOS INVESTMENT TRUST

By:	/s/ Erik D. Ojala
Erik D. Ojala
Vice President and Secretary

Appointment as Manager for the New Fund designated Calamos Merger Arbitrage Fund, as set forth above and in the Agreement is accepted this 26th day of September 2023.

CALAMOS ADVISORS LLC

By:	/s/ Tom Herman
Thomas E. Herman
Vice President and Chief Financial Officer